October 4, 2007

Jonathan J. Ledecky
President and Secretary
Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

      Re:	Triplecrown Acquisition Corp.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed September 24, 2007
		File No. 333-144523

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please note that, where we refer to page numbers of Amendment
No.
2 to the Form S-1, we refer to the redlined copy of the document.
2. We reissue prior comment nine. It appears that public and inside shareholders of Triplecrown could represent less than a majority of the voting securities of the combined entity after a transaction, for example if Triplecrown issues more than 51% of its equity to the shareholders of the target in return for a majority or all of the shares of the target. Please revise accordingly.
3. We note the statement on page 12 that your existing stockholders have agreed to vote any shares acquired by them in this offering or in the aftermarket in favor of a business combination. Please disclose the factors that management will consider in determining whether to make such purchases and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders. We may have further comment.

Management`s Discussion and Analysis, page 48
4. We note your response to our prior comment 12. You list on page
49 generic factors that may affect you following a business combination. Please discuss in reasonable detail any known and reasonably foreseeable trends, uncertainties, and risks related to the financial services industry. We note again that recent negative trends in the subprime market may have repercussions for the financial services industry generally. Please revise or advise.

Proposed Business, page 51

Sources of target businesses, page 54
5. We note your response to our prior comment 13. Please revise to disclose that the finder`s fee likely will exceed the funds covered by the line items in the Use of proceeds section if you conduct a transaction of approximately $400 million, and will likely be paid out of the funds held in the trust account upon completion of the business combination. Please include the appropriate disclosure in the Use of Proceeds section.

Fair market value of target business or businesses, page 55
6. We note your response to our prior comment 15 and your revised disclosure on page 56. Please revise to provide the disclosure requested in the last two sentences of prior comment 15.
7. We note your response to prior comment 16 and revised disclosure on page 59. Please revise the reference to $35 to address the possibility that electing conversion may be cost prohibitive for shareholders owning very few shares that may be worth, based on trading prices, a total of approximately $35. In addition, please revise the statement that the "fee would be incurred regardless" of this provision to address the possibility that shareholders pay approximately $35 to elect conversion when the transaction is rejected.

Management, page 67

Conflicts of Interest, page 75
8. We note your response to prior comment 20.  Please revise page
76
to provide a listing of each entity with which a conflict of interest may or does exist, and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.
9. In this regard, please revise the third to last paragraph on page
77 to indicate that "any pre-existing fiduciary or contractual obligations he or she might have" include the obligations listed in the table.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2
10. We note that you have restated your financial statements and revised your disclosure in Notes 1 (i.e. warrant dividend) and 2 (i.e. changes in the offering). However, the date of the audit report has only been modified for Note 10. Please advise your independent accountant to properly date their report in accordance with AU Section 530.

Notes to Financial Statements

Note 8 - Common Stock, F-11
11. We note that you are selling 5 million warrants in a private placement to your Chairman of the Board and President. Please disclose the fair value of these warrants and expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Note 10 - Subsequent Events, F-12
12. We note that you granted your officers and directors (i.e. founding shareholders) a dividend of one warrant for each share of outstanding common stock. Please disclose the fair value of these warrants and the amount of compensation expense you recognized.
As
applicable, please expand MD&A to discuss the likely future effect of the issuance of these warrants on your financial condition and results of operations.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ethan Horowitz, Staff Accountant, at (202)
551-
3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333 or James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director


cc.	Jeffrey M. Gallant, Esq.
      Graubard Miller
      Fax:  (212) 818-8881

Jonathan J. Ledecky
Triplecrown Acquisition Corp.
October 4, 2007
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